EMPLOYEE STOCK
PURCHASE PLAN (JAPAN)
Statements of Financial Condition as of June 30, 2026 and 2025,
Statements of Comprehensive Income and Changes in Plan Equity for the
Years Ended June 30, 2026, 2025 and 2024; and
Report of Independent Registered Public Accounting Firm

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Financial Condition as of June 30, 2026 and 2025	2

Statements of Comprehensive Income and Changes in Plan Equity for the Years Ended June 30, 2026, 2025 and 2024	3

Notes to Financial Statements as of June 30, 2026, and 2025 and for the Years Ended June 30, 2026, 2025 and 2024	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Employees' Shareholding Association of P&G Group and the Employee Stock Purchase Plan (Japan) Participants:
Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the Employee Stock Purchase Plan (Japan) (the "Plan") as of June 30, 2026 and 2025, the related statements of comprehensive income and changes in plan equity for the years ended June 30, 2026, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of June 30, 2026 and 2025, and the comprehensive income and changes in plan equity for the years ended June 30, 2026, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
September 24, 2026

We have served as the auditor of the Plan since 2024.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF FINANCIAL CONDITION AS OF JUNE 30, 2026, AND 2025

	Japanese Yen		U.S. Dollars
	2026	2025	2026
ASSETS, at fair value:
Cash held by the Association	¥18,665,259	¥18,189,658	$114,949
The Procter & Gamble Company common stock 2026: 943,306 shares, cost ¥21.77 billion ($134.1 million) 2025: 994,167 shares, cost ¥26.31 billion ($182.5 million)	22,462,822,770	22,936,731,446	138,335,762
Total Assets	¥22,481,488,029	¥22,954,921,104	$138,450,711
LIABILITIES AND PLAN EQUITY
Accrued liabilities	¥2,574,000	¥6,924,068	$15,852
Plan equity	22,478,914,029	22,947,997,036	138,434,859
Total Liabilities and Plan Equity	¥22,481,488,029	¥22,954,921,104	$138,450,711

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) STATEMENTS OF COMPREHENSIVE INCOME AND CHANGES IN PLAN EQUITY FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024

	Japanese Yen			U.S. Dollars
	2026	2025	2024	2026
ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	¥(2,443,658,557)	¥(775,777,313)	¥2,317,898,570	$(15,049,105)
Unrealized foreign exchange gain (loss) - net	2,962,228,724	(2,526,043,751)	2,520,906,356	18,242,684
Realized foreign exchange gain (loss) - net	221,540,681	(231,221,140)	114,857,085	1,364,343
Dividend income	463,142,187	447,910,705	459,308,550	2,852,230
Total investment income (loss)	1,203,253,035	(3,085,131,499)	5,412,970,562	7,410,152

Contributions:
Member contributions	1,158,042,000	1,247,359,790	1,284,196,508	7,131,723
Employer contributions	199,066,800	212,707,800	216,183,600	1,225,939
Reimbursement of plan expenses	2,816,268	-	-	17,344
Total contributions	1,359,925,068	1,460,067,590	1,500,380,108	8,375,006
Total additions	2,563,178,103	(1,625,063,909)	6,913,350,670	15,785,158

DEDUCTIONS:
Withdrawals from members	(3,029,689,690)	(3,592,011,406)	(3,692,450,006)	(18,658,138)
Bank and administrative charges	(2,571,420)	(6,862,138)	(6,529,455)	(15,836)
Total deductions	(3,032,261,110)	(3,598,873,544)	(3,698,979,461)	(18,673,974)

CHANGES IN PLAN EQUITY	(469,083,007)	(5,223,937,453)	3,214,371,209	(2,888,816)

PLAN EQUITY:
Beginning of year	22,947,997,036	28,171,934,489	24,957,563,280	141,323,675
End of year	¥22,478,914,029	¥22,947,997,036	¥28,171,934,489	$138,434,859

See Notes to Financial Statements.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN) NOTES TO FINANCIAL STATEMENTS AS OF JUNE 30, 2026 AND 2025, AND FOR THE YEARS ENDED JUNE 30, 2026, 2025 AND 2024
1.DESCRIPTION OF THE PLAN
The following brief description of the Employee Stock Purchase Plan (Japan) (the “Plan”) is provided for general information purposes only. Members (“Participants”) should refer to the Plan document for a more complete description of the Plan provisions.
The financial statement titles and line item descriptions for all years presented have been revised to align with Article 6A of Regulation S-X. Additionally, certain conforming changes have been made to the Notes to the Financial Statements. The revision had no impact on plan assets, liabilities, equity, income, or accounting policies.
General
The Plan includes the Employees’ Shareholding Association (the “Association”) of P&G Group for employees and executives of all P&G affiliates in Japan. The Plan covers the employees of P&G Japan G.K., P&G K.K., P&G Prestige Godo Kaisha, and P&G Innovation Godo Kaisha (collectively the “Companies”).
The purpose of the Plan is to contribute to the formation of assets by its participants by facilitating their acquisition of ordinary shares of The Procter & Gamble Company (the “Stock”), the Companies’ parent company. The Plan is administered by People Services and the Association. Daiwa Securities Co. Ltd., on the other hand, is in charge of purchasing, selling and safekeeping of the stocks.
Eligibility
Regular employees hired by the Companies may, at any time, apply for the membership in the Plan.
Contributions
Participants may contribute a portion of their base pay in units of 1,000 yen, up to 150 units monthly, and three times the monthly base pay contributions limit from bonus pay. The Companies match 20% of participants’ contributions up to 30 units monthly (90 units of bonus pay contributions). All contributions are invested in the Stock.
Participants’ monthly contributions derived from salary deductions shall be in units of 1,000 yen, and the maximum monthly contribution from a Participant’s salary shall be 100,000 yen per Participant who gets paid semi-annual bonuses, and 150,000 yen per Participant who does not get paid semi-annual bonuses. Participant Contributions derived from semi-annual bonuses shall be 3 times the monthly Participant Contributions: in units of 3,000 yen, and the maximum contribution from a Participant’s bonus shall be 300,000 yen per Participant. Subject to the monthly and annual limits, there is no limit on the total amount of Participant Contributions that a Participant can make during his or her participation in the Plan.
Participant accounts
Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s contribution and allocations of: (a) the Companies’ contributions, and (b) realized earnings or losses of the Plan. Participant accounts are also charged with withdrawals. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

Investments
Participants are only permitted to invest in the Stock. The Association shall purchase the Stock on the New York Stock Exchange. Purchased Stock shall be allotted to and recorded for the account of each participant in proportion to the participant’s contribution each time the Stock is purchased. Dividends will be allotted and recorded for participants in proportion to the number of shares held by each participant and used for the next stock purchase.
Withdrawal
Participants may withdraw the allotted shares of Stock in multiples of 100 shares at any time. In the event that participants withdraw from the Plan either on termination of service or by their request, the allotted Stock in multiples of one share plus cash at the amount of the residual share at fair value shall be returned to them.
Plan termination
Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in the Plan document.
2. FINANCIAL REPORTING FRAMEWORK
Statement of Compliance
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Basis of Preparation and Presentation
The accompanying financial statements have been prepared on the historical cost basis, except for the Plan’s investments which are measured at fair value.
These financial statements are presented in Japanese Yen, the currency of the primary economic environment in which the Plan operates. The U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader and should not be construed as the Plan’s presentation currency.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash
Amounts shown as cash are uninvested funds held by the Association on behalf of the Plan that are to be invested in Stock the following month.
Investment in stock
Investment in stock is recognized and derecognized on trade date accounting when the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.
At the end of each reporting period, investment in stock is stated at fair value, with any resultant gain or loss recognized in the Statements of Comprehensive Income and Changes in Plan Equity. Fair value is determined using quoted market prices.
The Plan derecognizes its investment in stock when the contractual rights to the cash flows from that investment expire; or when the Plan transfers all the risks and rewards of ownership of the asset to another entity. The difference between the carrying amount of the financial asset derecognized and the consideration received or receivable is recognized in the Statements of Comprehensive Income and Changes in Plan Equity.

Net appreciation or depreciation in fair value of investments
Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized gains and losses of the investments held at year end.
Dividend income
Dividend income is recorded on the ex-dividend date; net of any U.S. withholding taxes.
Expenses of the plan
Expenses arising from the operations of the Association are paid and ultimately borne by the Companies through reimbursement to the Plan. These include administrative fees and bank charges for transfer of contributions. These are included in the financial statements when incurred.
The Association incurs purchase fees based on the monthly purchase amount and share purchase price and these fees are covered by member contributions. The fees are included in member contributions in the Statements of Comprehensive Income and Changes in Plan Equity.
Audit fees are excluded from the financial statements since these are not settled through and reimbursed to the Plan.
Foreign currency transactions and translation
Transactions in currencies other than Japanese Yen are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets that are denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary assets carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date the fair value was determined.

4. CRITICAL ACCOUNTING JUDGMENTS
In the application of the Plan’s accounting policies, management is required to make judgments and assumptions about the carrying amounts of assets, liabilities and plan equity that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical Judgments in Applying Accounting Policies
Below is a critical judgment that management has made in the process of applying the Plan’s accounting policies and that has the most significant effect on the amounts recognized in financial statements.
Functional currency
Based on the economic substance of the underlying circumstances relevant to the Plan, the functional currency of Plan has been determined to be the Japanese Yen. The Japanese Yen is the currency of the primary economic environment in which the Plan operates.

The Japanese Yen is the currency of the contributions received from the Participants and the Companies.

5. RISKS AND UNCERTAINTIES
The Association, through the Plan, invests in ordinary shares of The Procter & Gamble Company which represents a concentration in investments. Investment securities are exposed to market volatility. Due to the level of risk associated with the Stock, it is reasonably possible that changes in the value of the Stock will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
6. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the investments in accordance with the requirements described above.
The fair value of the investment in stocks of The Procter and Gamble Company as disclosed in the Statements of Financial Condition are determined based on the quoted market price in an active market, which is Level 1 under fair value hierarchy.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The fair value of cash held by the Association in the Statements of Financial Condition is determined at cost plus accrued interest.

	2026	2025
Asset Category	Level 1	Level 1
Cash held by the Association	¥18,665,259	¥18,189,658
Investment in stocks	¥22,462,822,770	¥22,936,731,446

7. INVESTMENTS
The investments as of June 30, 2026, 2025 and 2024, and the related unrealized fair value gain (loss) and unrealized foreign exchange gain (loss) for the years ended June 30, 2026, 2025 and 2024, were as follows:

	2026	2025	2024
Number of shares	943,306	994,167	1,060,102
Cost	¥21,771,245,332	¥26,308,145,092	¥23,463,946,070
Unrealized fair value gain (loss)	(2,270,651,286)	(845,369,895)	2,175,341,330
Unrealized foreign exchange gain (loss)	2,962,228,724	(2,526,043,751)	2,520,906,356
Market value	¥22,462,822,770	¥22,936,731,446	¥28,160,193,757

The realized gain (loss) on sale of stock for the years ended June 30, 2026, 2025 and 2024, was determined as follows:

	2026	2025	2024
Proceeds on sale of shares	¥3,029,689,690	¥3,592,011,406	¥3,692,450,006
Cost	3,202,696,961	3,522,418,823	3,549,892,766
Realized fair value gain (loss)	(¥173,007,271)	¥69,592,583	¥142,557,240
8.FOREIGN EXCHANGE TRANSACTIONS AND TRANSLATIONS
Contributions to the Plan are denominated in Japanese Yen; however, purchases and sales of Stock are measured in U.S. Dollars resulting in net unrealized foreign exchange gain of ¥2,962 million in 2026, net unrealized foreign exchange loss of ¥2,526 million in 2025, and net unrealized foreign exchange gain of ¥2,521 million in 2024, net realized foreign exchange gain of ¥221.54 million in 2026, net realized foreign exchange loss of ¥231.22 million in 2025, and net realized foreign exchange gain of ¥114.86 million in 2024 as disclosed in the Statements of Comprehensive Income and Changes in Plan Equity.
9. RELATED PARTY TRANSACTIONS
The Association, through the Plan, held 943,306 and 994,167 ordinary shares of The Procter & Gamble Company with a cost of ¥21.77 billion ($134.1 million) and ¥26.31 billion ($182.5 million), as of June 30, 2026 and 2025, respectively. For the years ended June 30, 2026, 2025 and 2024, dividend income of ¥463.14 million, ¥447.91 million and ¥459.31 million, respectively, are reported in the Statements of Comprehensive Income and Changes in Plan Equity.
During the years ended June 30, 2026, 2025 and 2024, contributions amounting to ¥199.07 million, ¥212.71 million, and ¥216.18 million, respectively, were received from the Companies.
10. TAX STATUS
The Plan is not subject to taxation in the United States, nor the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investment gains and losses, dividends received, and contributions are taxable to the participants.

11. U.S. DOLLAR AMOUNTS
U.S. Dollar amounts presented in these financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the Japanese Yen amounts have been, could have been or could in the future be, converted into U.S. Dollars. As the amounts shown in U.S. Dollars are for convenience only, the rate of ¥162.38 = US$1, the approximate current rate at June 30, 2026 has been used for the purpose of presentation of the U.S. Dollar amounts in the accompanying Statements of Financial Condition and Statements of Comprehensive Income and Changes in Plan Equity.

* * *

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2026.

EMPLOYEE STOCK PURCHASE PLAN (JAPAN)
By: P&G GROUP EMPLOYEES' SHAREHOLDING ASSOCIATION

By: /s/ Ayako Komaguchi
Ayako Komaguchi
Chairman

EXHIBIT INDEX

Exhibit No.
23        Consent of Deloitte & Touche LLP